U.S. Securities and Exchange Commission
                                Washington, D.C. 20549

                                     FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:             Date examination completed:
         811-5536                                        4/11/01


2.  State Identification Number:


AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):



3.  Exact name of investment company as specified in registration statement:

    Hibernia Funds
------------------------------------------------------------------

4.  Address of principal executive office:
      (number, street, city, state, zip code)
    Federated Investors Tower, Pittsburgh, PA  15222-3379


INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.


                           Report of Independent Accountants


To the Board of Trustees of
Hibernia Funds

     We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that Hibernia Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of November 30, 2000 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 2000 (the date of last examination) through November 30, 2000;

o    Confirmation  of all  securities  and similar  investments  held Marshall &
     Ilsley  Corp.   (Sub-custodian)   on  behalf  of  Hibernia   National  Bank
     (Custodian);

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and Hibernia National Bank; and

o Agreement of security and/or investment purchases and sales since our last examination from the books and records of the Funds to broker confirmations or other supporting documentation.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

     In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2000, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

     This report is intended solely for the information and use of the board of trustees and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                    /s/Ernst & Young LLP



Boston, Massachusetts
April 11, 2001